UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                                  Misonix, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                    604871103
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                                 (CUSIP Number)

                                  March 2, 2000

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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

|_| Rule13d-1(b)
|X| Rule13d-1(c)
|_| Rule13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 604871103               13G                Page 1 of 5 Pages



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   1     NAME OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Dan Purjes

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |_|
                                                            (b) |_|

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   3     SEC USE ONLY


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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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                        |   5      SOLE VOTING POWER
       NUMBER OF        |
                        |          281,597 shares of Common Stock
        SHARES          |-------------------------------------------------------
                        |   6      SHARED VOTING POWER
     BENEFICIALLY       |
                        |          100,000
       OWNED BY         |-------------------------------------------------------
                        |   7      SOLE DISPOSITIVE POWER
         EACH           |
                        |          281,597 shares of Common Stock
       REPORTING        |-------------------------------------------------------
                        |   8      SHARED DISPOSITIVE POWER
      PERSON WITH       |
                        |          100,000
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         381,597 shares of Common Stock.  See Item 4.

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   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*                 |_|

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   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.5 % of shares of Common Stock.  See Item 4,

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   12    TYPE OF REPORTING PERSON*

         IN

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CUSIP No. 604871103               13G               Page 2 of 5 Pages


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   ITEM 1(a).   NAME OF ISSUER:

                Misonix, Inc.

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   ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                1938 New Highway
                Farmingdale, NY 11375

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   ITEM 2(a).   NAME OF PERSON FILING:

                Dan Purjes

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   ITEM 2(b).   ADDRESS OF ISSUER'S PRINCIPAL BUSINESS OFFICE OR, IF
                NONE, RESIDENCE:

                c/o Josephthal & Co. Inc.
                200 Park Avenue
                25th Floor
                New York, NY 10166

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   ITEM 2(c).   CITIZENSHIP:

                United States

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   ITEM 2(d).   TITLE OF CLASS OF SECURITIES:

                Common Stock, $.01 par value per share (the "Common
                Stock").

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   ITEM 2(e).   CUSIP Number:

                604871103

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   ITEM 3.      IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
                CHECK WHETHER THE PERSON FILING IS A:

      (a)       |_| Broker or Dealer registered under Section 15 of the Act
                    (15 U.S.C. 78o);
      (b)       |_| Bank as defined in section  3(a)(6) of the Act
                    (15 U.S.C. 78c);
      (c)       |_| Insurance Company as defined in section 3(a)(19) of the
                    Act (15 U.S.C. 78c);
      (d)       |_| Investment  Company  registered  under  section  8  of  the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8);
      (e)       |_| An investment advisor in accordance with Rule 240.13d-1(b)
                    (1)(ii)(E);
      (f)       |_| An employee  benefit  plan or endowment  fund in  accordance with Rule 240.13d-1(b)(1)(ii)(F);
      (g)       |_| A parent  holding  company or control  person in  accordance with Rule 240.13d-1(b)(1)(ii)(G);
      (h)       |_| A savings  association  as defined  in  Section  3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);
      (i)       |_| A church plan that is excluded from the definition of an
                    investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
      (j)       |_| Group, in accordance with Rule 240.13d-1(1)(ii)J).


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CUSIP No. 604871103               13G                   Page 3 of 5 Pages

ITEM 4.   OWNERSHIP.

     (a)  Amount Beneficially Owned:

          As of March 2, 2000, Mr. Purjes may be deemed the beneficial owner of an aggregate of 381,597 shares of Common Stock, which includes 100,000 shares of Common Stock on behalf of J. Partners, L.P., a Delaware limited partnership, of whose general partner, J. Partners, Inc., Mr. Purjes owns 100% of the equity.


     (b)  Percent of Class:

          As of March 2, 2000 the aggregate 381,597 shares of Common Stock of which Mr. Purjes may be deemed the beneficial owner constitutes approximately 6.5% of the 5,914,570 shares of Common Stock outstanding (as reported in the Company's Quarterly Report on Form 10-Q dated February 11, 2000, Commission File No. 1-10986).


     (c)  Number of shares as to which such person has:

          (i)  Sole power to vote or direct the vote:

               281,597 shares of Common Stock.  See Item 4(a) above.

          (ii) Shared power to vote or direct the vote:

               100,000 shares of Common Stock.

          (iii)Sole power to dispose or to direct the disposition of:

               281,597 shares of Common Stock.  See Item 4(a) above.

          (iv) Shared power to dispose or to direct the disposition of:

               100,000 shares of Common Stock.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not Applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Of the 381,597 shares of Common Stock that Mr. Purjes may be deemed to beneficially own, J. Partnes, L.P. has the right to receipt of dividends from, or the proceeds from the sale of, 100,000 of such shares of Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                Not Applicable.

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CUSIP No. 604871103               13G                Page 4 of 5 Pages



ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

                Not Applicable.

ITEM 10.   CERTIFICATION

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 604871103               13G                  Page 5 of 5 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    March 13, 2000
                                               --------------------------------
                                                       (Date)

                                                     /S/ Dan Purjes
                                               --------------------------------
                                                         Dan Purjes